Exhibit 4.59
CONTRACT OF EMPLOYMENT
between
RANDGOLD RESOURCES LIMITED
(registration number 62686)
a Company incorporated in Jersey, Channel Islands
(“the Company”)
and
GRAHAM P. SHUTTLEWORTH
(the “Employee”)

THE PARTIES AGREE AS FOLLOWS:
1.	INTRODUCTION

It is recorded that the parties have negotiated and now wish to record the terms of a contract of employment updating all previous contracts between them.

2.	EMPLOYMENT
2.1	The Employee shall serve the Company as Financial Director or in such other capacity of a like status as the Company may require.

2.2	Notwithstanding the date of signature hereof, the employee shall be deemed to have been employed by the company as Financial Director from 1 July 2007 (“Commencement Date”)

2.3	The employment of the Employee as Financial Director of the Company shall continue for an indefinite period, until terminated on not less than six months’ written notice given by one party to the other.

2.4	In the event of a change in control of the ownership of the Company the Employee will be entitled to be paid six months’ remuneration, in lieu of notice, should he not be offered an equivalently remunerated position. Further, in such circumstances the Employee will qualify to be paid his full bonus in terms of the bonus scheme defined in this contract and any restricted stock allocated to him will vest and become payable.
3.	DUTIES
3.1	As Financial Director of the Company, the Employee shall:

3.1.1	undertake such duties and exercise such powers in relation to the Company, its associated companies and their businesses as the board of directors of the Company (the “Board”) shall from time to time assign to or vest in him, provided however, that the Board shall procure that such duties and powers shall not conflict with one another. The Employee has a copy of his current Job Description. It is specifically agreed that the duties and responsibilities outlined in the Job Description are not an exhaustive list of the Employee’s duties and responsibilities and they may change from time to time at the discretion of the Board;
3.1.2	in the discharge of such duties and in the exercise of such powers, observe and comply with all resolutions, regulations and directives from time to time made or given by the Board; and

3.1.3	use his best endeavours to properly conduct, improve, extend, develop, promote, protect and preserve the business interest, reputation and goodwill of the Company and its associated companies.
3.2	For the purposes of this Agreement, “Associated Company” or “Associated Companies” means —

3.2.1	any company or entity which is directly or indirectly controlled by the Company,

3.2.2	any company or entity which directly or indirectly controls the Company, or

3.3	The Employee shall at all times promptly give to the Board (in writing, if so requested) all such information and explanations as it requires in connection with matters relating to his employment or with the business of the Company and/or its associated companies.

3.4	It shall be part of the normal duties of the Employee at all times to consider in what manner and by what new methods or devices the products, services, processes, equipment or systems of the Company and associated companies might be improved, and promptly to give to the Secretary of the Company full details of any invention or improvement which he may from time to time make or discover in the course of his duties, and to further the interests of the Company and its associated companies’ undertakings with regard thereto. Any such invention or improvement shall be the property of the Company and the Employee shall take all steps as may be necessary and reasonably required by the Company, at the sole expense of the Company, to procure that the Company obtains complete and exclusive legal title to any such invention or improvement.

3.5	The Employee’s normal place of work (excluding the extensive business travelling he is required to undertake) shall be principally at the Company’s offices and operations in Jersey, West Africa and Central Africa, or at other offices and projects as the Company may from time to time direct. It is specifically recorded that due to the changing nature of the Company’s work requirements, management require the Employee to relocate and the Employee hereby agrees to do so. The Company undertakes to pay all reasonable costs associated with the relocation, as agreed between the Employee and the C.E.O..
4.	REMUNERATION PACKAGE
4.1	As from 1 January 2010, the Employee’s basic remuneration package shall be GBP 330 212 (Three hundred and thirty thousand and two hundred and twelve pounds) per annum, which will be reviewed as an addendum to this agreement from time to time.

4.2	The composition of the Employee’s remuneration package shall be the following:

4.2.1	An annual salary, which shall be equal to GBP 330 212, and will include the annual basic salary plus the cost to the Company of providing the other components of the package set out in 4.2.2 and 4.2.3;

4.2.2	the contributions payable by the Company in respect of the membership of the Employee and his wife and children to the medical aid scheme of which the Employee is a member,

4.2.3	the monthly contributions payable by the Company in respect of the Employee’s membership to any pension, provident and retirement annuity funds nominated by the Employee.

4.3	The Employee’s basic package shall be payable in equal monthly instalments (and proportionately for any lesser period, each monthly instalment being deemed to accrue rateably from day to day) in arrears on the last day of each month.

4.4	The parties acknowledge that it may be necessary for the Employee to be employed directly by one or more Associated Companies. In this regard, the parties agree that to the extent that the Employee is remunerated (and receives benefits such as paid leave) by the Associated Company, then the remuneration (and benefits, such as leave) received under this clause 4 will be reduced by the amount of remuneration, etc. received from the Associated Company.
5.	RESTRICTED SHARE AWARD (Incentive Plan)

It is agreed that the Board of directors may, at its discretion, grant the Employee an award of restricted shares in terms of the companies Restricted Share Scheme. In the event of such an award being so granted, the terms and conditions of such an award and the vesting of that award shall be as set out by the rules of the scheme and by the performance criteria set by the C.E.O. in consultation with the employee and approved by the Company’s Remuneration Committee and recorded as an addendum to this agreement from time to time. It is noted that an award of 54,000 restricted shares were awarded in September 2009, see Addendum 1 attached. Any further awards will be recorded by addendum to this contract.

6.	TAX PAYMENTS

The Employee will be responsible for the payment of tax related to this contract, where PAYE arrangements are not in place.

7.	EXPENSES
7.1	The Employee shall be reimbursed for all travelling, hotel and other out-of-pocket expenses reasonably incurred by him in or about the discharge of his duties hereunder.

7.2	Should it become necessary during the Employee’s periods of work to be evacuated from his place of work for medical reasons, the Company shall arrange for such evacuation and the costs thereof shall be for the Company’s account.

7.3	The Company shall meet the Employee’s membership fees of such professional bodies as it deems are required.

7.4	The Board may, at its discretion, grant reimbursements for reasonable and appropriate security, security services and one telecommunications line at the Employee’s residence, both at the Company’s expense.

7.5	The Company may, at its discretion, meet the total, or a portion thereof, of membership fees of an appropriate club.
8.	BONUS SCHEME
8.1	The Employee shall be entitled to be paid a bonus (an “Annual Bonus”) in respect of this contract, between him and the

Company, with regard to the period commencing January 1, 2010 and ending on December 31, 2010, and thereafter in respect of each subsequent twelve (12) month period of employment with the Company (each, a “Bonus Year”), based on Employee and Company achievement of certain performance targets to be proposed by the Chief Executive Officer and reviewed and approved by the remuneration committee of the Board of Directors (“Remcom”) of the Company as challenging yet achievable in the reasonable exercise of its business judgment and recorded as an addendum to this agreement from time to time.
9.	HOLIDAYS

The Employee shall be entitled to 33 (thirty three) working days paid holiday in each successive period of 12 (twelve) months’ continued Employment with the Company, to be taken at such times as the Board shall consider most convenient, having regard to the requirements of the Company’s business. The Company hereby acknowledges its continuing obligation with respect to the number of leave days the Executive has accumulated since the commencement of his employment (entitled paid leave days not taken due to pressure of work, etc.) and additional such accumulated leave days going forward, as approved by the Board, which approval, shall not be unreasonably withheld.

10.	LIFE ASSURANCE
10.1	Subject to the insurance company’s requirements, life assurance cover against death and disability is provided for the

Employee whilst the Employee is a member of the Company’s Provident Fund, as follows :

10.1.1	As a member of the Company’s Provident Fund, the Employee has been accepted by Zurich International Life Group life / lump sum disability scheme and has been accepted for cover, in terms of the rules of the scheme (see rules Addendum 2 to this document);

10.1.2	The Employee is also a member of the Company’s Momentum Disability scheme, in terms of the rules of the scheme (see Addendum 3 to this contract).
11.	APPLICATION OF PROVISIONS OF PERSONNEL MANUALS
11.1	The terms and conditions of employment as contained in any of the Company’s personnel policies and manuals are incorporated into this Agreement and the Employee shall be bound by the provisions thereof.

11.2	The Employee’s entitlement to any benefit other than those recorded in this Agreement shall be governed by the appropriate provisions of the Company’s personnel policies and manuals.

11.3	It is expressly provided that such policies and manuals may be changed, added to and/or deleted from time to time at the discretion of the Company and it is agreed that by accepting these terms and conditions, the Employee hereby accepts any such changes, which will be appropriately communicated to him.

11.4	In the event of a conflict between the provisions of the personnel policies and manuals and the provisions of this Agreement, the provisions of this Agreement shall override those contained in the personnel policies and manuals.

12.	INCAPACITY
12.1	If the Employee at any time becomes incapacitated or prevented by illness, injury, accident or any other circumstance beyond his control (the “incapacity”) from discharging his full duties hereunder for a total of 180 (one hundred and eighty) or more days in any 12 (twelve) consecutive calendar months, the Company may by notice in writing to the Employee given at any time so long as the incapacity shall continue:

12.1.1	discontinue payment in whole or in part of the salary on and from such dates as may be specified in the notice until the incapacity shall cease; or

12.1.2	whether or not payment shall already have been discontinued, terminate this Agreement forthwith or on such date as may be specified in the notice.

12.2	Save as hereinafter provided the Employee’s salary shall, notwithstanding the incapacity, continue to be paid to the Employee in accordance with paragraph 4, in respect of the period of incapacity prior to such discontinuance or termination.

12.3	Notwithstanding the above, whilst the Employee is a member of the Company’s Provident Fund, the Employee shall be covered against temporary and permanent disability under the Company’s insurance policies. Therefore, to the extent that the Employee receives payment of disability benefit in terms of any such insurance policies, the Company will not pay to the Employee his salary in terms of clause 4 above.
13.	TERMINATION
13.1	This Agreement may be terminated forthwith by the Company without prior notice if the Employee shall at any time:

13.1.1	commit any serious or persistent breach of any provisions contained in this Agreement;

13.1.2	be guilty of misconduct or wilful neglect in the discharge of his duties;

13.1.3	become insolvent or make any arrangement or composition with his creditors;

13.1.4	notwithstanding the provisions of clause 10 above, become permanently incapacitated by accident or ill-health from performing his duties under this Agreement and for the purposes of this sub-clause incapacity for 3 (three) consecutive months or an aggregate period of 6 (six) months in any period of 12 (twelve) months shall be deemed to be permanent incapacity.

13.2	Subject to the provisions set out in 13.1 above, either the Employee or the Company may, during the period of this contract of employment terminate the relationship by giving to the other party six months’ notice in writing.

13.3	Notwithstanding the aforegoing, the Employee’s employment will terminate through effluxion of time on reaching the age of 60 (Sixty) years.
14.	CONFIDENTIALITY

It is recorded that in the performance of his duties for the Company anywhere in the world the Employee agrees that he will not divulge any information to any unauthorised persons or bodies relating to any aspect of his work or any of the operations or processes of the Company. Such information shall include methods, processes, computer software, documentation, know-how, trade secrets, other confidential information or any other information which could be damaging to the Employer’s business or which could benefit other parties to the detriment of the Company or its activities.

15.	RETURN OF COMPANY PROPERTY

The Employee shall promptly whenever requested by the Company and, in any event upon the termination of his employment with the Company, deliver to the Company all lists of clients or customers, correspondence and all other documents, papers and records which may have been prepared by him or have come into his possession in the course of his employment with the Company, and the Employee shall not be entitled and shall not retain any copies thereof. Title and copy-right therein shall vest in the Company and, where appropriate, any Associated Company.

16.	OTHER EMPLOYMENT

While this Agreement remains in force, the Employee shall not be engaged or take part, directly or indirectly, whether as an employee or in any other capacity, in any other business without the Company’s prior written permission.

17.	DOMICILIUM
17.1	The parties hereto respectively choose domicilium citandi et executandi for all purposes of and in connection with this Agreement as follows:
the Company
La Motte Chambers
La Motte Street
St Helier
Jesey
Channel Islands
the Employee
La Motte Chambers
La Motte Street
St Helier
Jersey
Channel Islands

Any notice to any party shall be addressed to it at its domicilium as aforesaid and either sent by pre-paid registered post, delivered by hand, or sent by telefax transmission.
17.2	In case of any notice :

17.2.1	delivered by hand, it shall be deemed to have been received, unless the contrary is proved, on the date of delivery, provided such date is a business day, otherwise on the following business day;

17.2.2	sent by pre-paid registered post it shall be deemed to have been

17.2.3	received, unless the contrary is proved, on the seventh business day after posting;

17.2.4	sent via telefax transmission, shall be deemed to have been received on the same day, provided such day is a business day, otherwise on the following business day. The party giving notice by telefax transmission shall have the onus of proving that the telefax was received by the addressee.

17.3	Any party shall be entitled by notice to the other, to change its domicilium provided that the change will become effective only business days after service of the notice in question.

17.4	For the purposes hereof, “business day” means any day other than a Saturday, Sunday or public holiday.

18.	GENERAL
18.1	No alteration, cancellation, variation of, or addition hereto shall be of any force or effect unless reduced to writing and signed by the parties as an addendum to this Agreement or their duly authorised signatures.

18.2	Subject only to 18.1, this document contains the entire agreement between the parties and neither party shall be bound by any undertakings, representations or warranties not recorded herein.

18.3	No indulgence, leniency or extension of time which either party (the “grantor”) may grant or show to the other, shall in any prejudice the grantor or preclude the grantor from exercising any of its/his rights in the future.

18.4	Neither party may cede or assign its/his rights and delegate its/his obligations in terms of this Agreement without the prior written approval of the other party.

18.5	Each party warrants and undertakes to the other that:

18.5.1	it is not acting as undisclosed agent or nominee for any person in entering into this Agreement; and

18.5.2	it is entering into this Agreement to secure the benefits of this Agreement for itself only and for no other person.

18.6	The headings appearing in this Agreement have been used for reference purposes only and shall not affect its interpretation.

18.7	The Company shall bear the costs of and incidental to the negotiation, preparation and conclusion of this Agreement.

18.8	The interpretation and enforcement of this Agreement shall at all times be governed by law prevailing in Jersey from time to time, and the parties hereto hereby consent and submit to the jurisdiction of the Courts of Jersey in all matters arising from or concerning this Agreement.

18.9	If any clause or term of this Agreement should be invalid, unenforceable or illegal, then the remaining terms and provisions of this Agreement shall be deemed to be severable therefrom and shall continue in full force and effect unless such invalidity, unenforceability or illegality goes to the root of this Agreement.

18.10	The Employee’s rights under this Agreement are not capable of assignment or hypothecation, nor of attachment by the Employee’s creditors.

THUS DONE and SIGNED by Dr D M Bristow at Jersey on this 3rd day August 2010, in the presence of the undersigned witness, the signatory hereby warranting by his signature that he is duly authorised thereto.
AS WITNESSES :

/s/ D. Mark Bristow
For and on behalf of:	RANDGOLD RESOURCES LIMITED
Capacity: Chief executive Officer

THUS DONE and SIGNED by the EMPLOYEE at Jersey on this 3rd day of August 2010, in the presence of the undersigned witness, the signatory hereby warranting by his signature that he is duly authorised hereto.
AS WITNESSES :

/s/ Graham P. Shuttleworth
GRAHAM P. SHUTTLEWORTH

W R A Houston

ADDENDUM 1 TO CONTRACT OF EMPLOYMENT OF GRAHAM
SHUTTLEWORTH
1.	AWARD OF RESTRICTED STOCK in terms of the provisions of clause 5 of this contract of employment, the Employer has the right to award the Employee, on such occasions as it deems appropriate, an award of restricted stock. The Employer awarded the Employee an award of restricted stock of 54,000 shares on 4 September 2009.

2.	TERMS AND CONDITIONS OF THE AWARD

Further awards of restricted stock to the Employee may be granted from his date of appointment as noted on his contract of employment.

The vesting of any portion of the award is subject to the employee being employed and achieving a 70% score on the assessment of his performance during the 12 month period preceding each vesting date. The assessment will be carried out by the C.E.O. against criteria agreed with the Employee.

In terms of the award approved by the Board in 2009 and subject to the second paragraph of section 2 above, the Employee will be entitled to vest the Shares in three tranches, as follows:

in respect of the first one-third of the shares, i.e.18,000, on 2 September 2011;

in respect of the second third of the of the shares, i.e. 18,000, on or after 2 September 2012;

in respect of the remaining last third of the shares, i.e. 18,000, on or after 2 September 2013.
2.4	In the event of a change of ownership of the Company, which has the affect that the Employee is not offered an equivalent position by the new Employer (i.e. Financial Director of a publicly listed Company), all the restricted stock will vest on the date of the ownership change.
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THUS DONE and SIGNED by Dr D M Bristow at Johannesburg on this the 31st day of July 2010, in the presence of the undersigned witnesses, the signatory hereby warranting by his signature that he is duly authorised thereto.

ADDENDUM 2
RANDGOLD RESOURCES DEATH AND LUMP SUM DISABILITY
BENEFITS
SCHEME SUMMARY

UNDERWRITER	:	Zurich International Life Limited

POLICY NUMBER	:	9434

INCEPTION DATE	:	March 2006

CHANGES IN SALARY	:	Effective immediately

ELIGIBILITY	:	All employees on the permanent staff who are under Benefit Termination Age

CATEGORIES	:	Category A — Career employees (Provident Fund members)

Category B — Contract employees (non Provident Fund members)

BENEFIT TERMINATION AGE	:	70

MEDICAL FREE LIMIT	:	$454 000

PREMIUM RATE	:	Death — $3.333 per $1 000

Lump sum disability — $2.61 per $1 000

PREMIUM PAYMENT FREQUENCY		Annual but ‘proportional’ annual invoice issued in respect of new entrants and withdrawals throughout the year-

NUMBER OF MEMBERS	:	113 (September 2008)

DEATH BENEFIT		Category A — 3 times annual salary (no maximum benefit)

Category B — 2 times annual salary (maximum $200 000)

DISABILITY BENEFIT (if disability benefit is paid, death cover falls away)		Category A — 3 times annual salary (maximum benefit of $1 500 000)

Category B — 2 times annual salary (maximum benefit of $200 000)

WAITING PERIOD	:	12 months

DISABILITY PARAMETER		White collar workers — own or a similar occupation.
Blue collar workers — any occupation

An assessed disability degree of 66.666% or more qualifies for a benefit
EXCLUSION CLAUSES: The terms and conditions of the policy prevail, however, below is a summary of some of the exclusion clauses specified, some of which may be waived, subject to assessment of the appropriate questionnaires by Zurich and their re-assurers. There are also a few sports/occupations which are defined as ‘uninsurable’ and I have specified those separately. In the event of an employee partaking in any sport, hobby or occupation which may be considered ‘hazardous’, full disclosure to the insurer is recommended to ascertain whether cover is offered in the circumstances.
•	Active participation in terrorism, war or warlike operations; passive war if a staff member goes to and remains in a country after war is declared (or after being recognized as a war zone and there is official government advice to leave).

•	Any claim arising as a direct or indirect consequence of the use of nuclear, biological or chemical weapons, or any radioactive contamination; or as a result of attacks or sabotage on such facilities.

•	Intentionally self inflicted injuries and attempted suicide, whether sane or insane, gross negligence and violation of the law

•	Abuse of drugs, alcohol and medication other than prescribed by a physician.

•	Disability which results from a mental or nervous disorder which continues after 24 months after benefit commenced, unless member confined to a duly licensed hospital or institution. If released from hospital a maximum of 90 days recovery period is permitted .... etc.

•	Unless prior written agreement is obtained from the insurers, hazardous sports including but not limited to:
•	boxing;

•	climbing/mountaineering requiring ropes or guides or free climbing;

•	flying, except as a fare paying passenger in a regularly scheduled aircraft or in a company owned or hired jet or helicopter for transportation of employees;

•	all professional sports

•	hang gliding, delta wing gliding and paragliding;

•	motorized racing of any form;

•	deep sea diving;

•	parachuting;

•	bungee jumping;

•	show jumping, steeple chasing, eventing or flat racing with a horse.
UNINSURABLE RISKS
Hazardous sports including but not limited to:
•	cave diving; wreck penetration; free diving; diving with explosives; potholing with diving;

•	formula 1 racing;

•	aerobatics or stunt flying, competitions, air shows or aircraft testing;

•	stunts of all descriptions;

•	solo ‘round the world’ sailing competitions;

•	solo rock climbing/mountaineering;

•	base jumping;

•	world record attempts;

•	skiing off piste (“normal” skiing within official marked tracks is covered).

ADDENDUM 3
RANDGOLD RESOURCES MONTHLY DISABILITY INCOME BENEFITS
SCHEME SUMMARY

UNDERWRITER	:	Momentum Collective Benefits

POLICY NUMBER	:	110754

INCEPTION DATE	:	1 January 2005

REVIEW DATE	:	March

CHANGES IN SALARY	:	Effective immediately

‘DUAL’ INCOME EARNERS	:	The maximum benefit of R75 000 and employer waiver of R18 000 will apply to the combined benefits for any employee who earns a salary from both Seven Bridges and Randgold Resources

ELIGIBILITY	:	All employees on the permanent staff who are under Benefit Termination Age and are ‘Career’ employees and not ‘Contract’ employees

BENEFIT TERMINATION AGE	:	65

MEDICAL FREE LIMIT	:	R30 000 per month benefit (inclusive of employer waiver)

EXCHANGE RATE	:	R8.50:$1 (October 2008)

EXCHANGE RATE REVIEW DATES	:	1 January and 1 July of each year

PREMIUM RATE	:	1.743% of monthly salary roll (March 2008)

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MONTHLY DISABILITY INCOME BENEFIT		A monthly payment of 75% of salary, subject to a maximum benefit of R75 000 per month

ESCALATION	:	5% per annum or CPI, whichever is the lower

WAIVER OF PREMIUM	:	20% (R18 000.00 per month maximum)

WAITING PERIOD	:	3 months

PAYMENT OF PREMIUMS AND BENEFITS		Momentum offer cover subject to premiums and benefits being paid in SA Rand. In the event of a claim the benefit will be paid to the Employer in SA Rand based on the scheme exchange rate in force at the time and the employer will be liable for any fluctuations in the exchange rate when forwarding the US Dollar equivalent of the benefit to the claimant.

RATE GUARANTEE PERIOD	:	1 year

CONVERSION OPTION	:	On withdrawal to age 55

DISABILITY DEFINITION		Own occupation for the first two years; own or similar thereafter;

Drivers — any occupation where there are more than 15% of the membership who are drivers

WAR AND RIOT		Excluded

ADDENDUM 4
RANDGOLD RESOURCES CHIEF FINANCIAL OFFICER SHORT-TERM
INCENTIVE PLAN — BONUS SCHEME
The Maximum Bonus payable will be capped, initially at US$800,000 (eight hundred thousand dollars) for the 2010 calendar year, which cap will be reviewed annually by the Remcom (“Maximum Bonus”).
If the overall performance by the Company and the Employee (the “Combined Performance”) meets 80% of the overall Performance Targets, then the Employee shall be entitled to a threshold Annual Bonus equal to 40% of the Maximum Bonus. The amount of the Annual Bonus shall increase linearly for Combined Performance in excess of 80% of overall target such that at 100% of overall target performance the Employee’s Annual Bonus shall equal 50% of Maximum Bonus (“Target Bonus”). The Employee may achieve a total Annual Bonus equal to the Maximum Bonus for the achievement of extraordinary results, which shall be the maximum. The actual amount of each Annual Bonus shall be proposed by the Remco and determined by the Board based on its reasonable evaluation of Combined Performance against the Performance Targets for such Bonus Year; provided that the quantitative Performance Targets shall be based upon the Company’s audited financial statements. Payment of each Annual Bonus, beginning with the Annual Bonus for the period ending December 31, 2010, shall be made within two months of the year end.
In the event of the Employee’s death or the termination of his employment as a result of his Disability or by the Company without Cause (for the avoidance of doubt, which shall also apply to a termination by the Employee for Good Reason), the Employee shall be entitled to the payment of a bonus for the Bonus Year in which such death or termination occurs, determined and based on actual performance for that year against the individual and Company goals for that Bonus Year, pro-rated to reflect the number of days employed by the Company during the such Bonus Year, such amount to be paid within two and a half months following the end of such Bonus Year.
Graham P Shuttleworth (CFO) PERFORMANCE BONUS 2010 —PROPOSED CALCULATION FOR CONSIDERATION BY REMCOM
The performance criteria proposed for the 2010 C.F.O. STIP — annual bonus are as follows:
•	ANNUAL GROUP FINANCIAL PERFORMANCE — Earnings per share (EPS);

•	COST CONTROL — Cash costs per ounce controlled below targeted annual level;

•	ACHIEVEMENT OF INDIVIDUAL STRATEGIC OUTPUTS AGREED AT ANNUAL STRATEGIC PLAN
It is proposed that the above criteria will have the effect of focusing the Chief Financial Officer on achieving goals annually, that contribute to sustainable shareholder value; and provide significant bonus differential based on performance against challenging personal, business and other strategically important targets.
CALCULATION OF RAW SCORES EXPLAINED
Explanation of the performance criteria and their effect on achieving sustainable shareholder value are outlined below:
1.	ANNUAL GROUP FINANCIAL PERFORMANCE — Earnings per share (EPS):
The EPS is the ratio chosen to indicate how well the finances of the companyare performing under the stewardship of the Chief Financial Officer;

Actual 2010 (a)	Planned 2010 (b)

RAW SCORE = US$ (a) cents	US$ (b) cents = b/a = c X 100

Ficticious Example
Raw score = US$ 100 cents	US$ 100cents = 100/100 =1x 100% =100%

2.	COST CONTROL — Group cash operating costs per ounce (US$) controlled below targeted annual level 31 December 2009 and 31 December 2010
It was agreed that the calculation to obtain the change in cash cost would be as follows:
USING GROUP CASH OPERATING COSTS PER OUNCE

Calculation of Raw Score

(a) End 2009 CASH COST PER OUNCE

(b) END 2010 CASH COST PER OUNCE

( c ) Divide b/a = [(b) / (a) x 100] =Raw Score
Ficticious Example:
End 2009 End 2010
US$458   US$458 = 100% Raw score
3.	PERSONAL OBJECTIVES — ACHIEVEMENT OF STRATEGY
OUTPUTS COMPLETED 2010 / AGREED OUTPUTS 2010 As the criterion calculated score can never exceed 100% it is converted into a Raw Score as outlined in the table immediately below, to align it with the Raw Scores of the other criteria.
For instance a personal objectives calculated score of 100 translates to a “Raw Score” of 136%.

Calculation Result	RAW SCORE
100%	136%
90%	124%
80%	112%
70%	100%
57%	80%
56 >	0%
Ficticious score: Calculation result 80%

Raw Score = 112%

CONVERSION OF “RAW SCORES” TO “BONUS PERCENTAGES”

The scale shown below was used to convert “Raw Scores” to “Bonus Percentages”. It should be noted that percentage increments increase as the performance level improves in such a way that between 80% and 90%, the increment is a mere 1%, whereas the increment between 130% and 140% is 5.5%.

This arrangement of progressively increasing increments with increases in performance level, rewards good performance and enables the maximum bonus level of 300% to be achieved at a 140% “Raw Score” level of performance. This level (140% “Raw Score”) represents what could be described as a brilliant performance, fully worthy of the payment of 300% bonus.

Raw Percentage	Percent Increment	Bonus Percentage
0-79%	0%	0%
80-90%	1%	120-130%
90-100%	2%	130-150%
100-110%	2.5%	150-175%
110-120%	3.5%	175-210%
120-130%	4.5%	210-255%
130-140%	5.5%	255-300%
140% +	Not Applicable	300% maximum

Annual Bonus Scorecard

		Performance range *
Category	Measure	Actual Raw / 3	Weighted Raw /3	Actual Bonus / 3
Financial	EPS	100%	33.333
Costs	Cost per ounce	100%	33.333
Personal objectives	(See table below)	112%	37
	SCORE	104%		160%
EXAMPLE: Ficticious Calculation: 160% of US$ 330,212
= US$ 528,339
MAXIMUM BONUS ALLOWED IN 2010 = US$ 800,000